March 14, 2011

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:
Request for Acceleration of Effectiveness of Registration Statement of FocusShares Trust on Form N-1A, Post-Effective Amendment No. 21 to the Registration Statement Under the Securities Act of 1933 and Post-Effective Amendment No. 22 to the Registration Statement Under the Investment Company Act of 1940 (File Nos. 333-146327 and 811-22128)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FocusShares Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. (EDT) on March 16, 2011, or as soon thereafter as practicable.

In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Erik Liik
Erik Liik
President
FocusShares Trust

cc:	Mr. Kieran Brown

March 14, 2011
Three Canal Plaza

Suite 100

Portland, ME

04101

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:
Request for Acceleration of Effectiveness of Registration Statement of FocusShares Trust on Form N-1A, Post-Effective Amendment No. 21 to the Registration Statement Under the Securities Act of 1933 and Post-Effective Amendment No. 22 to the Registration Statement Under the Investment Company Act of 1940 (File Nos. 333-146327 and 811-22128)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Foreside Fund Services, LLC (the “Distributor”) hereby requests that the effective date of the above-captioned Registration Statement of FocusShares Trust be accelerated so that the Registration Statement may become effective at 9:30 a.m. (EDT) on March 16, 2011, or as soon thereafter as practicable.

In requesting such acceleration, the Distributor acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Distributor from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Distributor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark  Fairbanks
Name:  Mark Fairbanks
Title:  President
cc:	Mr. Kieran Brown